UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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This report includes the slides for the presentation to investors and the results summary for media professionals in connection with the 3Q14 results.

Third Quarter 2014 Results Presentation to Investors October 23, 2014

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in "Cautionary statement regarding forward-looking information" in our third quarter 2014 earnings release filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons. The “look-through” CET1 leverage ratio is calculated as “look-through” BIS CET1 capital divided by the three-month average Swiss leverage exposure. October 23, 2014 *

Introduction Brady W. Dougan, Chief Executive Officer October 23, 2014 *

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on regulatory capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 1 Excludes certain litigation provisions of CHF 41 mn in 3Q14. 3Q14 Strategic pre-tax income of CHF 0.9 bn, up 8% from 3Q13, drove continued high return on regulatory capital of 27% for both Strategic businesses and the division overall Net margin of 25bps in Wealth Management (27bps excluding certain litigation provisions1) in 3Q14 driven by progress on cost reduction amid sustained low interest rate environment Successful franchise expansion in Emerging Markets, including robust results in Wealth Management Clients in Asia Pacific with net new assets of CHF 6.2 bn representing a 19% annualized growth rate Significant progress in executing strategic agenda: transformation of mature markets with the completed sale of the domestic private banking business booked in Germany and continued progress on regularizing client base, while driving sustained improvement of the cost base and reallocating resources to growth areas Investment in growth initiatives with focus on (i) the ongoing UHNWI lending initiative with expanded product capabilities, (ii) a differentiated and enhanced digital client experience, (iii) increasing sales effectiveness and pricing measures and (iv) the upgrading of our mandates offering suite (e.g. Credit Suisse Invest) 3Q14 Strategic revenues up 24%, driving 43% increase in pre-tax income from 3Q13; solid return on regulatory capital of 17% for Strategic businesses and 8% for the overall division in the quarter Strong fixed income results driven by diversified yield franchises while robust origination activity benefited underwriting and advisory results; higher derivatives revenues offset by muted equity trading volumes Continued progress in strategy execution and improvement of profitability in the Strategic business; further reduction of capital allocated to Macro; optimizing delivery and product set across Investment Banking to support growth in Private Banking & Wealth Management Private Banking & Wealth Management Solid 3Q14 results with continued progress on costs and robust Asia Pacific performance Key messages from Credit Suisse 3Q14 results Investment Banking Strong 3Q14 performance driven by higher client activity across diversified Strategic franchises 3Q14 results demonstrate continued momentum from strategy execution, generating return on equity of 11% for Strategic businesses and 10% for the overall business October 23, 2014 *

Key messages from Credit Suisse 3Q14 results

Section	Key messages
Non-Strategic unit Further wind-down of Non-Strategic units	■ Continued momentum in winding down of Non-Strategic portfolio; on track to reach end-2015 targets – **Investment Banking Non-Strategic:** Achieved USD 11 bn of leverage reduction and USD 2 bn of RWA reduction in the quarter; pre-tax loss of CHF 479 mn mainly driven by litigation provisions and higher exit costs in the quarter – **PB&WM Non-Strategic:** Pre-tax income of CHF 71 mn primarily driven by the sale of domestic private banking business booked in Germany
Capital On track to achieve >10% "look-through" CET1 ratio target by year-end	■ **Capital:** "Look-through" CET1 ratio of 9.8% at end 3Q14 and on track to achieve >10% by year-end; continue to target long term CET1 ratio of 11% – Investment Banking RWA reduction of USD 10 bn across Strategic and Non-Strategic businesses in the quarter. Despite these business reductions and mitigations, in CHF terms, Group RWA increased CHF 7 bn from 2Q14 due to CHF 10 bn adverse impact from the appreciation of US dollar. There is minimal or neutral FX impact on capital ratios as underlying capital and RWA exposures are approximately hedged – Execution of the announced capital measures through real estate sale and business divestitures have generated approx. CHF 0.1 bn of capital and expect to generate an additional approx. CHF 0.3 bn of capital by year-end, with the remainder expected to come through in 2015 – Capital measures include continued accrual of cash dividends in respect to 2014; committed to returning half of earnings as cash dividends to shareholders once "look-through" CET1 ratio reaches 10% ■ **Leverage:** "Look-through" BIS Tier 1 Leverage ratio and Swiss Total Capital Leverage ratio improved to 3.3% and 3.8%, respectively, in 3Q14 – Targeting "look-through" Swiss Total Capital Leverage ratio of ~4.5% by end 2015

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes.

CREDIT SUISSE

October 23, 2014 5

Proactive strategic response to evolving regulatory landscape

	Proactive response to changes	Evolution of strategy and impacts
Regularization of Private Banking assets	▪ Identified this trend towards tax transparency a number of years ago and proactively taken measures to tax regularize the client base and restructure the business ▪ Initiatives to address margin compression and client mix shift ▪ Total Western European cross-border outflows of ~CHF 30 bn from 2011 to 2013 and CHF 7.7 bn in 9M14 as part of this regularization drive ▪ Expect regularization-driven cross-border outflows of CHF 10 – 15 bn per annum in 2014 and 2015; further outflows at a slower pace likely thereafter	✓ Achieved total Strategic NNAs[1] of CHF 94 bn from 2011 - 2013 and CHF 37 bn in 9M14 ✓ Continue to target WMC NNA growth of 3-4% through 2015 and 6% long term ✓ Continue to focus on profitability and net margin ✓ Rationalization of expense base has resulted in CHF 1.3 bn[2] of cost savings to date, targeting CHF 1.65 bn[2] by end 2015 ✓ Reallocation of resources to key growth markets and continued investment in Emerging Markets
Increase in capital and leverage requirements	▪ Transformed regulatory capital and leverage framework which continue to evolve across the globe ▪ Achieved reduction in "look-through" leverage exposure of CHF 199 bn (14%) since 3Q12 and RWA reduction of CHF 84 bn (23%) since 3Q11 ▪ Largely completed extensive capital build and transformation measures including CHF 18 bn of CoCo issuance	✓ Committed to a "look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end 2015 ✓ On track to achieve >10% "look-through" CET1 ratio by 2014 year end and clear path to long term target of 11% ✓ Long-term RWA target to remain at ~CHF 250 bn, on an FX-adjusted basis
Total Loss Absorbing Capacity (TLAC)	▪ Regulatory focus on recovery and resolution, single point of entry ex ante solutions ▪ Proposal by the Financial Stability Board to increase loss absorbing capital requirements ▪ Holding company structure already in place; established legal entity program in 2012 to evolve Group's structure to meet developing and future regulatory requirements	✓ Move to issue "bail-in" debt out of vehicle linked to the holding company ✓ First TLAC issuance expected to be completed over the next 12 months

Note: Regulations or proposed regulations referenced on the slide do not represent comprehensive list of regulations applicable to CS and are subject to change pending updates by the respective authorities. 1 Assumes assets managed across businesses relate to Strategic businesses only. 2 Represents fully loaded cost savings measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses.

CREDIT SUISSE October 23, 2014 6

Financial results David Mathers, Chief Financial Officer October 23, 2014 *

Results Overview

	in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Strategic	Net revenues	6,287	6,309	5,693	19,126	19,451
	Pre-tax income	**1,622**	**1,775**	**1,416**	**5,341**	**5,712**
	Cost / income ratio	73%	71%	75%	72%	70%
	Return on equity[1]	**11%**	**13%**	**10%**	**13%**	**14%**
	Net new assets[2] in CHF bn	8.8	11.8	9.3	36.6	32.6
Non-Strategic	Net revenues	250	124	(244)	313	(154)
	Pre-tax income / (loss)	(321)	(2,145)	(728)	(3,010)	(1,679)
	Pre-tax income ex FVoD and settlement impact[3]	*(639)*	*(544)*	*(574)*	*(1,638)*	*(1,580)*
Total Reported	Net revenues	6,537	6,433	5,449	19,439	19,297
	Pre-tax income / (loss)	1,301	(370)	688	2,331	4,033
	Pre-tax income ex FVoD and settlement impact[3]	*983*	*1,232*	*842*	*3,703*	*4,131*
	Net income / (loss) attributable to shareholders	1,025	(700)	454	1,184	2,802
	Diluted earnings / (loss) per share in CHF	0.61	(0.46)	0.26	0.68	1.55
	Return on equity	10%	(7%)	4%	4%	9%
	Return on equity ex FVoD and settlement impact[3]	*7%*	*8%*	*6%*	*8%*	*10%*

1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).
2 Assumes assets managed across businesses relate to Strategic businesses only.
3 Excludes revenue impact from FVoD of CHF 318 mn, CHF 16 mn, CHF (154) mn, CHF 246 mn and CHF (99) mn in 3Q14, 2Q14, 3Q13, 9M14 and 9M13, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2Q14 and 9M14, in Non-Strategic and total reported results.

CREDIT SUISSE
October 23, 2014 8

1 All data for Core Results. 2 Total reported figures excluding impact from FVoD of CHF 318 mn and CHF 246 mn in 3Q14 and 9M14, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 9M14, in Group and PB&WM reported results. Total reported figures are as follows: Group return on equity of 10% and 4% in 3Q14 and 9M14; Group cost / income ratio of 79% and 87% in 3Q14 and 9M14; PB&WM cost / income of 69% and 86% for 3Q14 and 9M14. Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking 3Q14 Cost/income ratio < 70% Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term -- 3% 69% 73% 11% 8% 80% 69% 79% 70% * -- 7% 83% 69% 83% 9M14 4% 69% 72% 13% 69% Strategic 3Q14 9M14 Total, excl. FVoD and settlement2 Results against Key Performance Indicators October 23, 2014 *

Private Banking & Wealth Management Strategic pre-tax income up 8% vs. 3Q13

	in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Strategic	Net revenues	2,939	2,932	2,934	8,902	9,174
	Provision for credit losses	26	30	13	73	55
	Compensation and benefits	1,150	1,184	1,205	3,559	3,785
	Other operating expenses	891	836	908	2,551	2,755
	Total operating expenses	2,041	2,020	2,113	6,110	6,540
	Pre-tax income	**872**	**882**	**808**	**2,719**	**2,579**
	Basel 3 RWA in CHF bn	100	97	87	100	87
	Leverage exposure in CHF bn	362	340	323	362	323
	Cost/income ratio	69%	69%	72%	69%	71%
	Return on regulatory capital[1]	**27%**	**28%**	**27%**	**29%**	**29%**
	Net new assets[2] in CHF bn	8.8	11.8	9.3	36.6	32.6
	Assets under management[2] in CHF bn	**1,353**	**1,304**	**1,220**	**1,353**	**1,220**
Non-Strategic	Net revenues	186	114	382	509	839
	Total operating expenses	116	1,752	151	2,014	549
	Pre-tax income / (loss)	**71**	**(1,631)**	**210**	**(1,513)**	**237**
Total	Net revenues	3,125	3,046	3,316	9,411	10,013
	Pre-tax income / (loss)	**943**	**(749)**	**1,018**	**1,206**	**2,816**
	Basel 3 RWA in CHF bn	107	104	94	107	94
	Net new assets in CHF bn	7.4	10.1	8.1	31.2	27.7
	Assets under management in CHF bn	1,366	1,330	1,268	1,366	1,268

Strategic results vs. 3Q13 and 9M13

- Pre-tax income of CHF 872 mn in 3Q14, up 8% compared to 3Q13 with lower expenses and stable revenues
  - 9M14 pre-tax income of CHF 2.7 bn, up 5%
- Net revenues stable compared to 3Q13 with strong collaboration revenues and solid brokerage fee generation (in a seasonally weaker quarter) despite continued impact from the low interest rate environment
- Expenses down 7% compared to 9M13
  - Excluding certain litigation provisions in 3Q14 of CHF 41 mn, the cost/income ratio would have improved to 68%
- Net new assets ahead of 9M13 result with strong asset generation in Asia Pacific and solid contribution from Asset Management

Non-Strategic results in 3Q14

- Increase in revenues includes a gain of CHF 109 mn on the sale of our domestic private banking business booked in Germany

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 29% in 9M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 2 Assumes assets managed across businesses relate to Strategic businesses only.

CREDIT SUISSE

October 23, 2014 10

Strong inflows from emerging markets and continued momentum in Asset Management

Private Banking & Wealth Management Strategic net new assets in 3Q14 in CHF bn



Wealth Management Clients
Asset Management
Corporate & Institutional Clients
PB&WM Strategic
% Annualized net new assets growth rate
3%
5.8
EMEA
1.2
6.2
Asia Pacific
(0.5)
Americas
(1.1)
Switzer-land
7.3
Emerging markets
Mature markets
(1.5)
by management region
by customer domicile
Before Western European cross-border outflows
4%
3.3
Alternative Investments
1.2
2.1
Core Investments
0.9
10.0
Western European cross-border outflows in WMC[1]
(0.7)[2]
(0.5)[3]
Eliminating double-count related to collaboration
3%
8.8

- Solid Strategic net new assets of CHF 8.8 bn
- Wealth Management Clients with inflows[4] of CHF 5.8 bn; net new assets were CHF 5.1 bn with significant contribution from Asia Pacific
- Strong inflows from emerging markets with more than two-thirds from the UHNWI segment
- Continued momentum in Asset Management driven by inflows in emerging markets and alternative products
- Total Western European cross-border outflows of CHF 1.5 bn, of which CHF 0.7 bn in the strategic business

WMC = Wealth Management Clients EMEA = Europe, Middle East and Africa
1 Western European cross-border outflows of CHF 0.4 bn in EMEA and CHF 0.4 bn in Switzerland, and inflows of CHF 0.1 bn in Americas. 2 Additional Western European cross-border outflows of CHF 0.8 bn in Non-Strategic unit. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only).
4 Excludes Western European cross-border outflows.

CREDIT SUISSE October 23, 2014 11

Continued strong profitability in Wealth Management Clients; Pre-tax income up 5% compared to 3Q13

in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Net interest income	695	688	766	2,089	2,290
Recurring commissions & fees	744	728	747	2,202	2,214
Transaction- & perf.-based revenues	603	601	549	1,842	1,884
Net revenues	**2,042**	**2,017**	**2,062**	**6,133**	**6,388**
Provision for credit losses	17	17	21	50	60
Total operating expenses	**1,489**	**1,431**	**1,532**	**4,400**	**4,744**
Pre-tax income	**536**	**569**	**509**	**1,683**	**1,584**
Cost / income ratio	73%	71%	74%	72%	74%
Net loans in CHF bn	164	157	150	164	150
Basel 3 RWA in CHF bn	51	51	46	51	46
Return on regulatory capital[1]	28%	31%	30%	30%	31%
Net new assets in CHF bn	5.1	7.4	3.8	23.1	17.2
Assets under management in CHF bn	864	830	783	864	783

Compared to 3Q13 & 2Q14

- Pre-tax income of CHF 536 mn, up 5% YoY; operating expenses include certain litigation provisions of CHF 41 mn
- Fee-based revenues increased 4%, driven by higher brokerage and higher collaboration revenues vs. 3Q13
- Expense reduction of 3% YoY despite certain litigation provisions; expenses in line with 2Q14 when adjusted for litigation provisions and the US dollar appreciation
- Net new assets of CHF 5.1 bn, ahead of 3Q13; AuM increased CHF 34.6 bn or 4% compared to 2Q14, including CHF 25 bn due to the appreciation of the US Dollar

Compared to 9M13

- Pre-tax income of CHF 1.7 bn, up 6%
- Stable recurring fees; strong growth in collaboration and discretionary mandates revenues
- Operating expenses down CHF 344 mn or 7%
- Strong net new assets of CHF 23.1 bn at an annualized growth rate of 4%, ahead of 9M13

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 29% in 9M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE

October 23, 2014 12

Wealth Management Clients business with strong inflows in emerging markets, particularly in Asia Pacific

Net new assets in CHF bn



Annualized net new assets growth rate %
6.1
3%
(2.3)
Western European cross-border outflows
2%
3.8
reported
19%
6.2
Asia Pacific
(2)%
(1.1)
Switzerland
(1)%
(0.5)
Americas
2%
1.2
EMEA
5.8
3%
(0.7)
Western European cross-border outflows[2]
3%
5.1
reported
9%
Emerging Markets
7.3
(1.5)
(1)%
Mature Markets
3Q13
3Q14
9M14
18%
16.0
3%
6.1
1%
1.8
3%
4.4
5%
28.3
Inflows[1]

- Inflows[1] of CHF 5.8 bn and net new assets of CHF 5.1 bn
- Continued momentum in emerging markets with strong inflows in APAC, the Middle East & Latin America
- CHF 6.2 bn of net new assets from Asia Pacific
  - Attractive 19% annualized growth rate
  - Significant inflows across all major markets, and predominantly from higher wealth bands
  - Net new assets from Asia Pacific of CHF 16 bn in 9M14
- Growth in Latin America more than offset by a small number of large isolated outflows from US onshore clients
- Switzerland net outflows reflect seasonally lower second-halves of the year and a single large client outflow; 9M14 with solid inflows[1] of CHF 6.1 bn
- Total Western European cross-border outflows of CHF 1.5 bn, of which CHF 0.7 bn in the strategic business
  - Reconfirming expected annual CHF 10 to 15 bn of outflows during 2014 and 2015 relating to our efforts in achieving regularization of client assets

EMEA = Europe, Middle East and Africa. Emerging/Mature markets by client domicile while regional data based on management areas. 1 Excludes Western European cross-border outflows. 2 Western European cross-border outflows of CHF 5.2 bn in 9M14; additional Western European cross-border outflows of CHF 0.8 bn in Non-Strategic unit in 3Q14, and CHF 2.5 bn in 9M14.

CREDIT SUISSE

October 23, 2014 13

UHNWI lending initiative with continued successful growth

Net new lending to ultra-high-net-worth individual (UHNWI) segment in Wealth Management Clients in CHF bn



9M13
1Q14
2Q14
3Q14
1.4
0.3
0.3
0.8
0.2
Asia Pacific
1.0
0.3
0.7
0.3
Emerging EMEA
0.4
0.2
0.2
0.3
Latin America
1.1
0.5[1]
0.1
0.5
0.2
Other regions

Sustained successful growth in UHNWI lending

- Net new lending up CHF 3.9 bn in 9M14 to CHF 36 bn
  - 3Q14 with continued strong growth of CHF 1.1 bn
  - 9M14 growth of CHF 3.9 bn vs. CHF 1.0 bn in 9M13
- Realizing benefits from lending initiative in all regions over 9M14:
  - Emerging markets: CHF 2.8 bn with Asia Pacific showing largest increase
  - Other regions: CHF 1.1 bn, of which Western Europe CHF 0.6 bn and Switzerland CHF 0.4 bn
- Utilizing dedicated Sales and Trading Services platform and extended product capabilities for non-standard lending (e.g. real estate, hedge fund and other illiquid collateral)
- Key element of UHNWI growth strategy, as total UHNWI net new assets amounted to CHF 15 bn in 9M14, up 50% vs. 9M13

1 Includes CHF 0.1bn of non-NNA relevant credit volume developments. Emerging EMEA = Eastern Europe, Middle East and Africa. Other regions = Western Europe, U.S. and Switzerland.

CREDIT SUISSE
October 23, 2014 14

Wealth Management Clients with net margin of 25 bps in 3Q14 October 23, 2014 Net margin = Pre-tax income / average AuM. Gross margin = Net revenues / average AuM. Net margin on AuM in basis points Net revenues in CHF mn 39 38 28 105 34 36 29 99 33 35 29 97 26 28 2,062 2,017 2,042 Gross margin on AuM in basis points 45% 47% 48% 783 819 846 Average assets under management (AuM) in CHF bn Ultra-High-Net-Worth Individuals, share 27 6,133 6,388 48% 821 45% 787 32 37 39 34 36 30 108 100 Net margin of 25 bps in 3Q14 and 27bps in 9M14; excluding certain litigation provisions of CHF 41 mn, net margin stands at 27 bps in 3Q14 and 28bps in 9M14 Net margin reflects impact from 8% growth in asset values of AuM from 3Q13 to 3Q14 that is not fully offset by fee generation given continued low interest rate environment Transaction- and performance-based revenues stable with seasonally lower client activity, offset by considerable growth, in particular from emerging markets Recurring commissions & fees stable YoY and up QoQ including higher discretionary mandates fees, higher investment account and services fees and the US Dollar appreciation Performance in 3Q14 Net interest income decline YoY impacted by the low interest rate environment, QoQ revenues up driven by loan growth 25 27 *

Stable net margin driven by cost reduction amid sustained low interest rate environment and accelerated asset growth

Wealth Management Clients


Net margin on AuM in basis points
27
(2)
Increased average AuM & change in client mix
(3)
Net interest income
(1)
Fee-based revenues
Lower expenses
+7
Measured at stable AuM[1]
28
(1)
Certain litigation provisions
27
1 bp
9M13
9M14[2]
9M14 (reported)

9M13	Change	9M14[2]	9M14 (reported)	
787	+4%	821	821	**Average AuM** in CHF bn
1,584	+9%	1,724	1,683	**Pre-tax income** in CHF mn

- Adverse impact on **net interest income** from replication portfolio reached stability in the second half of 2014
- **Fee-based revenues** continue to be under pressure as higher asset-based fees are offset by outflows of cross-border assets and lower retrocessions
- **Investments in growth** with focus on:
  - Ongoing UHNWI lending initiative and specialized investment offering in combination with expanded product capabilities
  - Comprehensive measures for a differentiated and enhanced digital client experience, initially in APAC
  - Increasing sales effectiveness, coverage enhancements and pricing measures
  - Significant upgrade of mandates offering suite (discretionary & advisory) to align with client demand
- **Maintaining cost discipline** with rationalization and reallocation of resources to growth areas and markets

1 Includes some impact also from client mix change. 2 Excludes certain litigation provisions of CHF 41 mn in 9M14. AuM = Assets under management.

CREDIT SUISSE October 23, 2014 16

Corporate and Institutional Clients with good performance

in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Net interest income	273	266	278	796	827
Recurring commissions & fees	113	113	117	348	343
Transaction- & perf.-based revenues	107	118	105	342	353
Other revenues[1]	(5)	(22)	(1)	(31)	(12)
Net revenues	**488**	**475**	**499**	**1,455**	**1,511**
Provision for credit losses	9	13	(8)	23	(5)
Total operating expenses	**239**	**251**	**256**	**735**	**764**
Pre-tax income	**240**	**211**	**251**	**697**	**752**
Cost / income ratio	49%	53%	51%	51%	51%
Net loans in CHF bn	67	65	61	67	61
Basel 3 RWA in CHF bn	37	34	33	37	33
Return on regulatory capital[2]	21%	19%	23%	21%	24%
Net new assets in CHF bn	0.9	0.6	0.5	1.9	4.8
Assets under management in CHF bn	267	261	241	267	241

Compared to 3Q13

- Slight reduction in net interest income related to lower levels of deposits eligible as stable funding, partially offset by increased loan volumes
- Stable non-interest revenues with slightly lower recurring fees partly offset by slightly higher transaction income
- Operating expenses down 7%; cost/income ratio improved 2 ppts to 49%

Compared to 9M13

- Revenues down 4% driven by reduction in net interest income and fair value changes on securitization transactions in 2Q14
- Operating expenses reduced by 4%; cost/income ratio at an attractive 51%

1 Other revenues include fair value changes on securitization transactions.
2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE
October 23, 2014 17

Year-on-year strong profit growth in Asset Management

in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Recurring commissions & fees	292	295	285	874	848
Transaction- & perf.-based revenues	117	146	120	427	444
Other revenues	0	(1)	(32)	13	(17)
Net revenues	**409**	**440**	**373**	**1,314**	**1,275**
Total operating expenses	**313**	**338**	**325**	**975**	**1,032**
Pre-tax income	**96**	**102**	**48**	**339**	**243**
Cost / income ratio	77%	77%	87%	74%	81%
Fee-based margin in basis points	42	46	45	46	48
o/w recurring fee-based margin	36	36	38	36	38
Basel 3 RWA in CHF bn	12	11	8	12	8
Return on regulatory capital[1]	40%	48%	28%	53%	46%
Net new assets in CHF bn	3.3	4.1	4.4	14.3	15.5
Assets under management in CHF bn	391	377	349	391	349

Compared to 3Q13

- Revenues up 10% driven by higher commissions & fees and improved other revenues
- Operating expenses down 4%
- Solid net new assets of CHF 3.3 bn driven by inflows across alternative and traditional products, including CHF 2.8 bn from a joint venture in emerging markets

Compared to 9M13

- Recurring commissions and fees 3% higher on increased asset base; recurring fee-based margin broadly stable
- Expenses down CHF 57 mn, or 6%; cost/income ratio improved by 7 ppts to 74%
- Net new assets of CHF 14.3 bn, broadly in line with prior year

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 29% in 9M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE
October 23, 2014 18

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in CHF bn



8
7
(0.1)
7
(29%)
5
4Q13[1]
2Q14
Business reductions
3Q14
Year-end 2015 target

Leverage Exposure in CHF bn



22
17
(3)
14
(71%)
4
4Q13
2Q14
Business reductions
3Q14
Year-end 2015 target

in CHF mn	**3Q14**	2Q14	3Q13	**9M14**	9M13
Select onshore businesses	122	22	25	166	136
Legacy cross-border businesses	38	41	49	123	151
AM divestitures and discontinued operations	12	38	288	184	480
Other Non-Strategic positions & items	14	13	20	36	72
Net revenues	**186**	**114**	**382**	**509**	**839**
Provision for credit losses	(1)	(7)	21	8	53
Total operating expenses	**116**	**1,752**	**151**	**2,014**	**549**
o/w U.S. litigation provisions	-	*1,618*	-	*1,618*	-
o/w realignment expenses[2]	*24*	*17*	*48*	*77*	*59*
Total operating expenses excl. U.S. litigation provisions	116	134	151	396	549
Pre-tax income / (loss)	**71**	**(1,631)**	**210**	**(1,513)**	**237**
Net new assets in CHF bn	(1.4)	(1.7)	(1.2)	(5.4)	(4.9)

Compared to 3Q13 & 2Q14

- 3Q14 revenues included a CHF 109 mn gain on the sale of our domestic private banking business booked in Germany
- 3Q13 revenues included gains of CHF 146 mn on sale of ETF and CHF 91 mn on sale of Strategic Partners

Compared to 9M13

- Revenues and leverage exposure decreased reflecting the sale of businesses and the overall run down of our non-strategic business

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements.
1 4Q13 RWA includes CHF 2 bn major external methodology impact in 1Q14. 2 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level.

CREDIT SUISSE October 23, 2014 19

Stronger 3Q14 Investment Banking profitability

	in CHF mn	3Q14	2Q14	3Q13	9M14	9M13
Strategic	Net revenues	3,419	3,380	2,749	10,339	10,315
	Provisions for credit losses	29	(5)	7	24	3
	Compensation and benefits	1,412	1,465	1,080	4,357	3,945
	Other operating expenses	983	878	965	2,793	2,954
	Total operating expenses	2,395	2,343	2,045	7,150	6,899
	Pre-tax income	**995**	**1,042**	**697**	**3,165**	**3,413**
	Basel 3 RWA USD bn	159	166	147	159	147
	Leverage exposure USD bn	791	776	793	791	793
	Cost/income ratio	70%	69%	74%	69%	67%
	Return on regulatory capital[1]	**17%**	**19%**	**12%**	**19%**	**20%**
Non-Strategic	Net revenues	(116)	(38)	(197)	(278)	(418)
	Total expenses[2]	363	252	271	792	712
	Pre-tax income / (loss)	**(479)**	**(290)**	**(468)**	**(1,070)**	**(1,130)**
	Basel 3 RWA USD bn	12	14	21	12	21
	Leverage exposure USD bn	66	77	93	66	93
Total	Net revenues	3,303	3,342	2,552	10,061	9,897
	Total expenses[2]	2,787	2,590	2,323	7,966	7,614
	Pre-tax income	**516**	**752**	**229**	**2,095**	**2,283**
	Basel 3 RWA USD bn	171	181	167	171	167
	Leverage exposure USD bn	856	853	886	856	886
	Return on regulatory capital[1]	**8%**	**12%**	**4%**	**11%**	**12%**

Strategic results vs. 3Q13

- Strong 3Q14 strategic return on regulatory capital of 17% vs. 12% in 3Q13; overall return on regulatory capital of 8% vs. 4% in 3Q13
- Strategic revenues increased 24% vs. 3Q13 reflecting significant client deals, e.g. Alibaba IPO:
  - Particularly strong fixed income performance driven by Securitized Products and Emerging Markets
  - Stable Equities results as robust Derivatives revenues were offset by muted trading activity
  - Continued momentum in debt and equity underwriting
- Total expenses increased from 3Q13 as higher variable compensation, litigation and deferred compensation expenses offset cost reductions from infrastructure initiatives

Non-Strategic results in 3Q14

- Continued progress in winding-down non-strategic unit; reduced RWA by USD 2 bn, or 20% and leverage exposure by USD 11 bn, or 15% from 2Q14

Note: Rounding differences may occur with externally published spreadsheets. 1 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% in 9M13 for the Strategic business and 27% for total Investment Banking, and of 30% in 3Q13, 2Q14, 3Q14 and 9M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 2 Includes provisions for credit losses, compensation and benefits and other expenses.

CREDIT SUISSE

October 23, 2014 20

October 23, 2014 * Strong Fixed Income results driven by robust client activity and continued momentum in diversified yield franchise Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Fixed Income franchise view. 1 Source: Thomson/IFR for ABS and MBS. 1,581 2,202 2,227 6,283 6,732 Fixed Income sales & trading and underwriting - Strategic revenues USD mn Compared to 3Q13 Substantial increase in fixed income franchise revenues of 42% reflecting more favorable trading conditions and higher client activity Significantly higher Emerging Markets revenues driven by robust client financing activity and solid trading results Continued strength in well-balanced and high-returning Securitized Products franchise; strong growth in top ranked asset finance business1 with consistent progress on strategic build-out Lower revenues in strong Credit business as higher origination revenues are offset by lower leveraged finance trading activity Improved Macro revenues, from very subdued levels, driven by higher client activity and increased market volatility; progress on Macro strategy yielded RWA reduction of USD 2 bn, or 12%, from 2Q14 Debt underwriting Fixed Income sales and trading

October 23, 2014 * Growth in trading and origination driving Securitized Products revenues Expanding strong US Credit franchise to new opportunities in Europe Strong Credit franchise with dynamic risk management and geographical diversification Resilient franchise performance with conservative risk positioning; reduced global leveraged finance primary commitments by 88% from peak levels in 2007 Further growth opportunities from continued expansion of strong Credit franchise into EMEA Strategy: Continuing to diversify yield franchises across regions, products and trading/financing to create a more balanced and non-correlated business mix Strong growth in diversified US Asset Finance franchise resulting in high quality, stable and consistent revenue stream; #1 rank2 in 9M14 reflecting market share gains Continued opportunities in Europe Asset Finance and Non-Agency driven by renewed interest in the asset class Client distribution of block portfolio transactions demonstrates Securitized Products franchise strength Diversified Securitized Products revenues 9M14 Revenue mix1 Strong Credit franchise 69% 9M14 Regional mix1 Non-correlated EMG business Non-correlated Emerging Markets business Revenues improved vs. 9M13 driven by strong client activity; significantly higher revenue growth across regions in 3Q14 driving turnaround in YTD performance Well-balanced EMG franchise with strengths in Latin America, APAC and Emerging Europe Asset Finance Revenue in USD mn1 Americas EMEA APAC 1 Revenues based on internal structure, i.e. primary revenue split between IBD and Fixed Income. 2 Source: Thomson/IFR. Global EMG Revenue in USD mn1 9M14 Regional mix1 Americas EMEA APAC Agency Non-Agency Mortgage Servicing Asset Finance +22% +6% +8% Global Credit Revenue in USD mn1 Focused strategies to diversify yield businesses contributing to fixed income franchise growth

October 23, 2014 * Stable Equities results reflecting higher origination and derivatives revenues offset by muted trading activity Equity sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Equity franchise view. 1,329 1,563 1,383 4,580 4,509 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading Compared to 3Q13 Total equity franchise revenues increased 5% vs. 3Q13; substantial increase in equity underwriting revenues of 66% offset 2% decline in equity sales and trading performance Increase in Derivatives revenues driven by growth in Private Bank distributed fee-based products, particularly in Asia Pacific Higher revenue in market leading Prime Services business resulting from growth in client balances and portfolio optimization initiatives Equity Underwriting revenues increased substantially driven by strong IPO activity vs. 3Q13 Revenues also reflect weaker trading activity and subdued activity in Brazil

October 23, 2014 * Higher Underwriting & Advisory results driven by robust origination activity Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 21 and 23, respectively. 766 1,027 2,545 2,935 Underwriting & Advisory - Strategic revenues USD mn 975 Underwriting & Advisory – Strategic Revenues in CHF mn Equity underwriting Advisory Debt underwriting Compared to 3Q13 Significantly higher Equity Underwriting revenues driven by growth in APAC and EMEA; revenues declined vs. 2Q14 due to lower market volumes Robust Debt Underwriting results reflecting share of wallet gains across the franchise Higher Advisory revenues driven by an increase in M&A industry activity; higher CEO confidence in the Americas and restructuring opportunities in Europe to drive future growth Healthy forward calendar in Equity Underwriting and M&A; execution dependent on market conditions

Improved returns driven by continued momentum in market-leading Strategic businesses

Strategic businesses (market share position vs. return on regulatory capital)



High
Low
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Prime Services
EMG
Securitized Products
Global Credit Products
Cash Equities
Eq. Derivatives
IBD
Global Macro Products[2]
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 3Q14
Rolling four quarters return on regulatory capital[3]
High

% of 3Q14 IB capital base[1]	Optimize risk and capital utilization across the franchise
65% (vs. 65% in 2Q14)	▪ Majority of capital allocated to market leading businesses ▪ Strong returns in market leading businesses from continued market share momentum
21% (vs. 21% in 2Q14)	▪ Improved market conditions to drive returns and profitability
14% (vs. 14% in 2Q14)	▪ Differentiated cross-asset macro platform to improve returns ▪ Improved cost and capital efficiency in macro

Return on regulatory capital declined vs. 2Q14 rolling four quarter return

Return on regulatory capital improved vs. 2Q14 rolling four quarter return

• No indicator reflects stable return on regulatory capital vs. 2Q14 rolling four quarter return

1 Percent of capital base (based on internal reporting structure) reflects hybrid capital which is defined as average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure at quarter-end 2Q14 vs. quarter-end 3Q14 for strategic businesses. 2 Global Macro Products includes Rates and FX franchises. 3 Presentation based on internal reporting structure.

CREDIT SUISSE
October 23, 2014 25

Continued progress in wind-down of Non-Strategic RWA and Leverage Exposure

Basel 3 RWA[3] in USD bn



21
20
14
(2)
12
(50%)
6
4Q13
1Q14
2Q14
Business impact & other[1]
3Q14
Year-end 2015 target

Leverage Exposure[3] in USD bn



88
80
77
(11)
66
(64%)
24
4Q13
1Q14
2Q14
Business impact & other
3Q14
Year-end 2015 target

Non-Strategic unit in CHF mn	**3Q14**	2Q14	3Q13	**9M14**	9M13
Net revenues	**(116)**	**(38)**	**(197)**	**(278)**	**(418)**
o/w Legacy Funding	*(35)*	*(34)*	*(95)*	*(115)*	*(287)*
o/w Other Funding	*(51)*	*(47)*	*(53)*	*(148)*	*(197)*
Total operating expenses[2]	363	252	271	792	712
Pre-tax income	**(479)**	**(290)**	**(468)**	**(1,070)**	**(1,130)**
o/w Litigation-related	*(227)*	*(143)*	*(163)*	*(432)*	*(459)*

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements. Rounding differences may occur with externally published spreadsheets.
1 Includes business impact, internally driven methodology and policy impact and FX movements.
2 Includes provisions for credit losses.
3 Investment Banking RWA and leverage exposure restated for Commodities trading.

Compared to 2Q14

- Higher pre-tax income losses as 2Q14 included net valuation gains in the portfolio. 3Q14 results reflected:
  - Higher RWA exit costs from unwinding concentrated portfolios; 3Q14 reductions estimated in-line with long term exit costs of 2-3% of RWA
  - Higher litigation expenses from primarily mortgage-related matters
- Significant progress in winding-down capital positions vs. 2Q14; on-track to meet RWA and leverage exposure reduction targets by end-2015
  - Reduced RWA by USD 2 bn, or 20%, to USD 12 bn from 2Q14
  - Reduced leverage exposure by USD 11 bn, or 15%, from 2Q14
- During 3Q14, Commodities trading was transferred into the Non-Strategic unit, including USD 1.4 bn of RWA and USD 5 bn of leverage exposure at end 2Q14

CREDIT SUISSE
October 23, 2014 26

Solid return on regulatory capital from Strategic businesses October 23, 2014 * Investment Banking after-tax return on regulatory capital (USD-denominated) Note: Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% in 9M13 for the Strategic business and of 30% in 9M14 for both the Strategic business and total investment banking and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 1 Other includes impact of other revenues, other operating expenses and capital. Compared to 9M13 Stable Strategic after-tax return on regulatory capital of 19% for 9M14 Strategic expenses increased 7% from 9M13 as higher variable compensation, deferred compensation from prior year awards and litigation expenses offset cost reductions from infrastructure initiatives Wind-down of Non-Strategic unit to drive improved Investment Banking returns Strategic 9M13 Revenue impact Cost impact Capital reduction 9M14 Strategic IB Non-Strategic unit Total IB +<1% Litigation Funding (8%) Other1 Strategic

Continued progress on costs and capital October 23, 2014 *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn


Direct cost savings by division
Infrastructure
Private Banking & Wealth Management
Investment Banking
3.6
1.45
0.7
1.45
> 0.9
> 0.2
0.25
0.4
> 4.5
> 1.65
0.95
1.85
9M14 Achieved
Expected by YE 2015
Total savings after 2015


Fully loaded cost savings by division
Corporate Center
Private Banking & Wealth Management
Investment Banking
3.6 1
0.15
1.3
2.15
> 0.9
0.05
> 0.35
> 0.5
>4.5
0.2
1.65
2.65
9M14 Achieved
Expected by YE 2015
Total saving after 2015

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center, which is not allocated to the front office divisions. Fully loaded view consists of infrastructure expenses that are allocated to divisions.
1 Includes savings from adjustments to normalize for the immediate accounting recognition of early retirement eligible population.

CREDIT SUISSE October 23, 2014 29

On track to meet long-term risk-weighted assets goal

Group Basel 3 "look-through" risk-weighted assets CHF bn


PB&WM
IB
370
(23%)
284
266
279
+10
FX impact
PB&WM[1]
+1
(4)
Investment Banking
286
3Q11
4Q12
4Q13
2Q14
3Q14

Compared to 2Q14

- RWA increase primarily driven by significant adverse FX impact with strong US dollar appreciation during the quarter
- **Investment Banking:** In USD, Strategic RWA decreased by USD 7 bn, with a further USD 2 bn reduction in Non-Strategic unit
- **Private Banking & Wealth Management:** Small RWA increase across businesses in the division

Outlook

- Continued objective of limiting Investment Banking RWAs to end 2013 level
- Reiterate long term RWA target of ~CHF 250 bn, on an FX adjusted basis[2]

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements.
1 Includes PB&WM and Corporate Center risk-weighted assets.
2 Long term RWA target of ~CHF 250 bn was calculated at the prevailing FX rates at end 3Q13.

CREDIT SUISSE
October 23, 2014 30

Long term "look-through" BIS CET1 ratio target of 11%; capital measures aimed at restoring >10% ratio by end 2014

"Look-through" Basel 3 capital ratios



Total Capital[1]
BIS CET1
9.6%
7.5%
15.3%[2]
12.3%[3]
9.5%
15.8%[2]
12.7%[3]
9.8%
Announced capital measures:
Risk-weighted assets reduction to end 2013 level
Execution of announced capital measures generated ~CHF 0.1 bn of capital in 9M14; expected to generate ~CHF 0.3 bn by end 4Q14, with remainder expected to come through in 2015
Organic capital accretion
~17.5%
14.0%[4]
11.0% Target
17.05%[5]
13.0%
10.0%
Low-trigger capital instruments
High-trigger capital instruments
3Q12
2Q14
3Q14
Long-term
Expected Credit Suisse requirements by 1.1.19

Swiss Total Capital Leverage Ratio	3Q12	2Q14	3Q14	Long-term	Expected Credit Suisse requirements by 1.1.19
		3.7%	3.8%		4.1%[5]

CET1 = Common equity tier 1. 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter. 2 Includes issued high-trigger capital instruments of CHF 8.3 bn and CHF 8.7 bn as of 2Q14 and 3Q14, respectively and issued low-trigger capital instruments of CHF 8.4 bn and CHF 9.0 bn as of 2Q14 and 3Q14, respectively. 3 Swiss CET1+ high-trigger capital ratio. 4 Based on expected Credit Suisse capital requirements. 5 Excludes countercyclical buffer required as of September 30, 2013. The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2015, FINMA increased our 2019 progressive component requirement from 3.66% to 4.05% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 17.05% and a Swiss Total Capital leverage ratio requirement of 4.09%.

CREDIT SUISSE
October 23, 2014 31

Rounding differences may occur. 1 Off-balance sheet exposures and regulatory adjustments. “Look-through” leverage exposure reduction of CHF 199 bn, or 14%, since 3Q12 to CHF 1,191 bn in 3Q14 Increase in “look-through” leverage exposure since 2Q14 primarily due to significant adverse FX impact from strong US dollar appreciation in the quarter Modest business increase predominantly driven by balance sheet usage from lending initiatives in PBWM and an increase in liquidity requirements across the Group FX impact on the leverage ratio (as opposed to the exposure) is neutralized by the equity base, as leverage exposure is approximately hedged to moves in USD by holding a similar currency exposure in our equity base “Look-through” leverage exposure average period in CHF bn 1Q14 1,390 Exposure add-ons1 Balance sheet assets (US GAAP) 3Q12 1,124 (14%) 1,145 2Q14 3Q14 1,191 “Look-through” leverage exposure progression October 23, 2014 * +25 FX Impact +21 Business and liquidity Impact

Target for end-2015 "look-through" Swiss Total Capital Leverage ratio

Swiss Total Capital (CHF bn), **Swiss Total Capital Lev. ratio** (%)



3.8%
45.4
27.9
CET1 capital
+2.5
Consensus
~4.5%
47.9
30.4
3Q14
4Q14 - 2015 Consensus retained earnings[1]
End-2015 Target

Leverage Exposure

Based on three-month average leverage exposure, in CHF bn



~1,000
+ 50
FX Impact
~1,050
End-2015
@ end 1Q14 FX
CHF / USD: 0.88
End-2015
@ end 3Q14 FX
CHF / USD: 0.96

- "Look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end-2015, consistent with consensus estimates[1]; plan includes full transition from Swiss leverage requirements to BCBS leverage exposure
- To achieve the leverage ratio target implies a "look-through" leverage exposure of ~CHF 1.05 trn by end 2015, equivalent to the previously announced leverage target of ~CHF 1 trn, adjusted for USD appreciation against CHF. Planned to be achieved through:
  - Previously announced capital measures including reduction in the Non-Strategic units
  - Structural mitigation and optimization of the balance sheet
  - Business reductions of ~CHF 70 bn include several potential large structural reductions

Path to achieving Leverage Exposure of CHF 1.05 trn

Based on three-month average leverage exposure, in CHF bn



1,191
(50)
(20)
~(70)
~1,050
3Q14
Planned reduction in Non-Strategic units
HQLA optimization
Business reductions
End-2015

Note: Swiss Total Capital, Swiss Total Capital Leverage ratio, and leverage exposure referenced on the slide are on "look-through" basis. 1 4Q14 net income based on analyst consensus 2014E net income of CHF 1.9 bn less 9M14 reported net income and dividend payout of CHF 0.3 bn; 2015 net income based on analyst consensus 2015E net income of CHF 4.2 bn less assumed 50% dividend payout of CHF 2.1 bn. Note: The consensus 2014E and 2015E net income and retained earnings referenced above are based on the Consensus Summary on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly.

CREDIT SUISSE October 23, 2014 33

Summary Brady W. Dougan, Chief Executive Officer October 23, 2014 *

Supplemental slides Slide Group and divisional capital and return profile 36 Leverage ratios progression 37 Non-Strategic capital update 38 Non-Strategic run-off profile 39 Financial summary – Non-Strategic results 40 Total Investment Banking results in USD 41 Strategic Investment Banking results in USD 42 Investment Banking: Strategic Basel 3 RWA movement 43 Annualized expense savings through 9M14 44 Currency mix 45 Currency mix of capital metrics 46 Collaboration revenues 47 Shareholders’ equity and “look-through” CET1 capital breakdown 48 Reconciliation of return on equity, return on tangible equity and return on regulatory capital 49 October 23, 2014 *

Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement October 23, 2014 * Strategic Capital end period in CHF bn All financials and return calculations above based on reported results. 1 Return on regulatory capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 onwards. Return on regulatory capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials. Return on regulatory capital1 Private Banking & Wealth Management Capital end period in CHF bn Investment Banking Capital end period in CHF bn Return on regulatory capital1 Group Return on regulatory capital1 (2)% Strategic Strategic Strategic Strategic Healthy returns demonstrate effectiveness of repositioned capital-efficient business model 1,163 27% Leverage exposure Basel 3 RWA

Leverage ratios within reach of 2019 requirement

Leverage calculation "Look-through"

in CHF bn	Incl. settlement[1] 1Q14 Lev. ratio[2]	2Q14 capital	2Q14 Lev. ratio	3Q14 capital	3Q14 Lev. Ratio
CET1 Leverage ratio	2.3%	**26.4**	2.3%	**27.9**	2.3%
Add: Tier 1 high-trigger capital instruments		5.8		6.0	
Add: Tier 1 low-trigger capital instruments		4.5		4.9	
BIS Tier 1 Leverage ratio	3.0%	**36.7**	3.2%	**38.8**	3.3%
Deduct: Tier 1 low-trigger capital instruments		(4.5)		(4.9)	
Add: Tier 2 high-trigger capital instrument		2.5		2.6	
SNB Loss Absorbing Lev. Ratio	3.1%	**34.7**	3.0%	**36.6**	3.1%
Add: Tier 1 low-trigger capital instruments		4.5		4.9	
Add: Tier 2 low-trigger capital instruments		3.9		4.1	
BIS Total Capital Leverage ratio	3.6%	**43.1**	3.8%	**45.5**	3.8%
Add: Swiss regulatory adjustments		(0.2)		(0.1)	
Swiss Total Capital Leverage ratio	3.6%	**42.9**	3.7%	**45.4**	3.8%

2019 Swiss Total Capital Leverage ratio requirement: **4.1%**[2]

- "Look-through" CET1 Leverage ratio at 2.3%; "look-through" BIS Tier 1 Leverage ratio and Swiss Total Capital Leverage ratio continued to improve to 3.3% and 3.8%, respectively
- Committed to "look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end 2015, implying a "look-through" CET1 leverage ratio of ~2.8-3.0%

Rounding differences may occur.

1 1Q14 leverage ratio reflect impact from the settlement of all outstanding U.S. cross-border matters, as if it had been applied at the end of 1Q14. As of end 1Q14 the reported "look-through" BIS Total Capital Leverage ratio and Swiss Total Capital Leverage ratio were 3.8% and 3.7%, respectively.

2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2015, the 2019 progressive capital component was increased by FINMA to 4.05% (compared to 3.66% in 2014) due to the latest assessment of relevant market shares.

CREDIT SUISSE October 23, 2014 37

30 Private Banking & Wealth Management Investment Banking1 1Q14 RWA methodology change impact2 (IB, PB&WM) Non-Strategic capital update 4Q13 Year-end 2015 target 2Q14 (44%) Basel 3 RWA1 in CHF bn (66%) Leverage Exposure1 in CHF bn 20 10 24 100 85 26 28 3 Note: For Investment Banking’s year-end 2015 target, period end 3Q13 spot CHF/USD of 0.90 was used when the CHF target was fixed. Rounding differences may occur. 1 Investment Banking Non-Strategic RWA and leverage exposure restated for prior quarters for commodities trading exit. 2 Reflects major external methodology changes only. 3 Includes 2014 adverse model change. Continued progress in deleveraging, with a CHF 23 bn reduction compared to 4Q13; on track to achieve 66% reduction by end-2015 Continued progress in RWA reductions in 3Q14 despite adverse FX impact; targeting a further 44% reduction by end-2015 3Q14 18 4Q13 Year-end 2015 target 2Q14 3Q14 77 21 14 6 Investment Banking Basel 3 RWA USD bn 12 88 77 24 66 Investment Banking Leverage Exposure USD bn October 23, 2014 *

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

Illustrative reduction of Non-Strategic pre-tax income drag CHF mn



3Q14 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Corporate Center adjustments related to sale of business
Sale of business & other restructuring
Legacy funding costs[1]
Remaining Non-Strategic pre-tax drag
(321)
(351)
138
106
(85)
56
(457)

Includes CHF 227 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters

~CHF 200 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down

Remaining pre-tax drag expected to be reduced by CHF 38 mn[2] from incremental cost savings (target >CHF 4.5 bn by end 2015)

- Corp. Center
- PB&WM
- IB

Corporate Center

- Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value
- Realignment costs and IT architecture simplification expected to continue through remainder of cost reduction program
- Includes the accounting impact from sale of domestic private banking business booked in Germany

Private Banking & Wealth Mgmt.

- Includes impact from sale of domestic private banking business booked in Germany
- Also includes small restructuring costs

Investment Banking

- Legacy funding cost reduction on track; expected to step down by ~50% from CHF 439 mn in 2013[1] and remain relatively stable until full run-off at the end 2018

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions.
1 Includes CHF 21 mn and CHF 57 mn of legacy funding costs in Corporate Center in 3Q14 and 2013, respectively.
2 CHF 38 mn represents quarterly pro-rata cost savings of further CHF 150 mn of expenses to be achieved by end 2015.

CREDIT SUISSE
October 23, 2014 39

3Q14 Financial summary – Non-Strategic results

	Capital CHF bn			Reported Financials CHF mn		
	Leverage Exposure	Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[2]	Pre-tax Income
Investment Banking Non-Strategic unit						
Fixed Income Wind-down	22	12	5	(16)	32	(49)
Legacy Rates	23	3	2	(52)	20	(72)
Legacy litigation provisions and fees	--	--	--	--	227	(227)
Legacy funding costs	--	--	--	(35)	0	(35)
Other Non-Strategic positions and items	18	8	4	(13)	77	(96)
IB Non-Strategic results	**63**	**23**	**11**	**(116)**	**356**	**(479)**
Private Banking & Wealth Management Non-Strategic unit						
Select onshore businesses	1	1	--	122	39	84
Legacy cross-border businesses	1	1	--	38	47	(11)
AM divestitures and disc. operations	3	2	5	12	17	(4)
Other Non-Strategic positions and items	9	9	2	14	13	2
PB&WM Non-Strategic results	**14**	**13**	**7**	**186**	**116**	**71**
Corporate Center Non-Strategic items						
Movements in credit spreads in own liabilities	--	--	--	318	(33)	351
Realignment costs and IT architecture simplification	--	--	--	--	138	(138)
Legacy funding costs	--	--	--	(21)	--	(21)
Discontinued operations reclassifications[1]	--	--	--	(117)	(11)	(106)
Other Non-Strategic items	--	--	--	--	(1)	1
Corporate Center Non-Strategic results	**--**	**--**	**--**	**180**	**93**	**87**
Total Non-Strategic results	**77**	**37**	**18**	**250**	**565**	**(321)**

Rounding differences may occur with externally published spreadsheets.
1 Discontinued operations reclassifications relate to revenues and expenses arising from the sale of domestic private banking business booked in Germany.
2 Total expenses do not include credit provisions.

CREDIT SUISSE
October 23, 2014 40

* Total Investment Banking results in USD October 23, 2014 1 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 27% for 9M13 and of 30% in 3Q13, 2Q14, 3Q14 and 9M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. in USD mn 3Q14 2Q14 3Q13 3Q14 vs. 2Q14 3Q14 vs. 3Q13 9M14 9M13 9M14 vs. 9M13 Net revenues 3,560 3,766 2,773 (5%) 28% 11,160 10,615 5% Debt underwriting 562 544 461 3% 22% 1,631 1,521 7% Equity underwriting 229 302 140 (24%) 63% 737 527 40% Advisory and other fees 184 181 165 1% 12% 567 497 14% Fixed income sales & trading 1,547 1,610 905 (4%) 71% 4,825 4,372 10% Equity sales & trading 1,156 1,279 1,156 (10%) 0% 3,785 3,968 (5%) Other (117) (150) (55) 22% (114%) (385) (271) 42% Provision for credit losses 38 (6) 7 nm nm 32 5 nm Compensation and benefits 1,564 1,690 1,226 (7%) 28% 4,962 4,377 13% Other operating expenses 1,394 1,235 1,290 13% 8% 3,829 3,787 1% Total operating expenses 2,958 2,925 2,516 1% 18% 8,791 8,165 8% Pre-tax income 565 847 250 (33%) 126% 2,338 2,445 (4%) Cost / income ratio 83% 78% 91% -- -- 79% 77% Return on regulatory capital1 8% 12% 4% -- -- 11% 12% --

Strategic Investment Banking results in USD

in USD mn	3Q14	2Q14	3Q13	3Q14 vs. 2Q14	3Q14 vs. 3Q13	9M14	9M13	9M14 vs. 9M13
Net revenues	**3,685**	**3,809**	**2,986**	**(3%)**	**23%**	**11,467**	**11,064**	**4%**
Debt underwriting	*562*	*544*	*461*	3%	22%	*1,631*	*1,521*	7%
Fixed income sales & trading	*1,665*	*1,658*	*1,120*	0%	49%	*5,101*	*4,762*	7%
Fixed income franchise	2,227	2,202	1,581	1%	41%	6,732	6,283	7%
Equity underwriting	*229*	*302*	*140*	(24%)	64%	*737*	*527*	40%
Equity sales & trading	*1,154*	*1,261*	*1,189*	(8%)	(3%)	*3,772*	*4,053*	(7%)
Equities franchise	1,383	1,563	1,329	(12%)	4%	4,508	4,581	(2%)
Advisory and other fees	184	181	165	1%	12%	567	497	14%
Other	(109)	(137)	(89)	(20%)	22%	(340)	(297)	(14%)
Provision for credit losses	31	(6)	6	nm	nm	25	4	nm
Compensation and benefits	1,523	1,651	1,173	(8%)	30%	4,836	4,231	14%
Other operating expenses	1,058	990	1,047	7%	1%	3,095	3,168	(2%)
Total operating expenses	**2,581**	**2,641**	**2,220**	**(2%)**	**16%**	**7,931**	**7,400**	**7%**
Pre-tax income	**1,073**	**1,174**	**759**	**(9%)**	**41%**	**3,511**	**3,660**	**(4%)**
Cost / income ratio	70%	69%	74%	--	--	69%	67%	
Return on regulatory capital[1]	**17%**	**19%**	**12%**	--	--	**19%**	**20%**	

1 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% for 9M13 and of 30% in 3Q13, 2Q14, 3Q14 and 9M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE

October 23, 2014 42

* Investment Banking Strategic Basel 3 RWA movement October 23, 2014 3Q14 QoQ Change 2Q14 3Q13 3 - 3 3 3Q14 QoQ Change 2Q14 3Q13 22 - 22 21 3Q14 QoQ Change 2Q14 3Q13 4 (1) 5 4 3Q14 QoQ Change 2Q14 3Q13 6 +1 5 5 18 (3) 21 13 13 - 13 12 4 +1 3 3 1 (1) 2 1 42 (2) 44 34 3Q14 QoQ Change 2Q14 3Q13 16 (2) 18 16 25 (1) 26 28 22 - 22 16 19 - 19 17 6 (1) 7 8 88 (4) 92 85 Basel 3 risk-weighted assets in USD bn Note: Rounding differences may occur with externally published spreadsheets. Figures reflect Commodities trading RWA transfer from Macro to Non-Strategic unit. 1 Includes Rates and FX franchises. 2 Includes Fixed Income other, CVA management and Fixed Income treasury. Equities Fixed Income Macro1 Securitized Products Credit Emerging Markets Other2 Strategic Fixed Income Cash Equities Prime Services Derivatives Systematic Market Making Other Strategic Equities Corporate Bank Corporate Bank Investment Banking Other Other M&A and Other IBD

Achieved CHF 3.6 bn annualized expense savings through 9M14 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn


Savings of CHF 3.6 bn
20.5
annualized
10.2
22.7
annualized
17.0
(5.8)
16.9
6M11 adjusted
9M14 reported
9M14 adjustments
9M14 adjusted

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from 9M14 reported:	
Variable compensation[1]	(1,487)
Certain litigation items[2]	(2,081)
Realignment / AS[3]	(514)
RRP	(295)
Other[4]	(139)
FX impact	178
9M14 Total	**(4,337)**
Annualized	**(5,801)**

All data for Core Results including expense savings from discontinued operations.
All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.
1. Related to existing population. 2. Includes settlement charge of US cross-border matters of CHF 1,618 bn and other significant litigation items across both divisions. 3. Includes Corporate Center realignment costs and realignment Non-Strategic unit measures, and architecture simplification. 4. Includes variable compensation related savings on reduction of force, fixed allowance and def. comp / share delivery adjustments.

CREDIT SUISSE
October 23, 2014 44

Currency mix * October 23, 2014 1 Total operating expenses and provisions for credit losses. 2 Based on 9M14 and 9M13 revenue and expense levels, currency mix and average exchange rates, respectively. 3 Corresponds to pre-tax charge of CHF 1,618 mn. Net revenues 19,295 19% 55% 13% 1% 11% Total expenses1 15,263 32% 39% 6% 10% 14% CHF mn 9M14 CHF USD EUR GBP Other Contribution Net revenues 19,439 19% 55% 14% 0% 13% Total expenses1 17,107 27% 47% 5% 9% 12% CHF mn 9M13 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate would affect 9M14 pre-tax income by CHF 277 mn and 9M13 pre-tax income by CHF 476 mn Excluding the final settlement impact of all outstanding U.S. cross-border matters3, a 10% movement in the USD/CHF exchange rate would affect 9M14 pre-tax income by CHF 439m A 10% movement in the EUR/CHF exchange rate would affect 9M14 pre-tax income by CHF 180 mn and 9M13 pre-tax income by CHF 170 mn Credit Suisse Core Results

* Currency mix of Group capital metrics October 23, 2014 Swiss Leverage Exposure Basel 3 RWA USD CHF EUR GBP Other USD CHF EUR GBP Other “Look-through” Common Equity Tier 1 Capital1 USD CHF EUR Other Sensitivity analysis A 10% strengthening of the US dollar (vs. CHF) would have a -10.0bps impact on the 3Q14 “look-through” BIS CET1 ratio (from 9.8% to 9.7%) A 10% strengthening of the US dollar (vs. CHF) would have a -3.2bps impact on the 3Q14 “look-through” Swiss Total Capital leverage ratio (from 3.81% to 3.78%) 3% 6% 5% Note: Data based on September 2014 month-end currency mix 1 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill).

Collaboration revenues Contribution to overall net revenues up 3ppts compared to 2Q14 Overall increase in the number of cross-divisional referrals Continued solid performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn / as % of net revenues October 23, 2014 *

Shareholders’ equity and “look-through” CET1 capital breakdown October 23, 2014 * 3Q14 Shareholders’ equity breakdown in CHF bn Tangible equity2 (not B3 effective) Goodwill and Intangibles1 IB Strategic3 PB&WM Strategic3 IB Non-Strategic3 43.9 43.9 “Look-through” Common Equity Tier 1 Capital Total regulatory deductions and adjustments 3Q14 Shareholders’ equity in CHF bn PB&WM Non-Strategic3 3Q14 Shareholders’ equity 43,864 Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation) (669) Adjustments subject to phased-in (15,274) Non-threshold-based (13,174) Goodwill & Intangibles (net of Deferred Tax Liability) (8,497) Deferred tax assets that rely on future profitability (excl. temporary differences) (2,303) Defined benefit pension assets (net of Deferred Tax Liability) (1,838) Advanced internal ratings-based provision shortfall (619) Own Credit (Bonds, Structured Notes, PAF, OTC Derivatives) 118 Own shares and cash flow hedges (36) Threshold-based (2,099) Deferred Tax Asset on timing differences (2,099) Total regulatory deductions and adjustments (15,943) “Look-through” Common Equity Tier 1 capital 27,921 Reconciliation of shareholders’ equity to “look-through” CET1 capital in CHF mn 1 Goodwill and intangibles, including mortgage servicing rights, gross of Deferred Tax Liability. 2 Includes CHF 1.3 bn of Corporate Center regulatory capital. 3 Regulatory capital calculated as the average of 10% of RWA and 2.4% of Leverage Exposure at the end of 3Q14.

* Reconciliation of return on equity, return on tangible equity and return on regulatory capital 1 Calculated using income after tax, assumes tax rate of 30% and capital allocated on average of 10% of average RWA and 2.4% of average leverage exposure. 2 For Investment Banking, capital allocation and return calculations are based on US dollar denominated numbers.

October 23, 2014

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

Third Quarter 2014 Results Summary

3Q14 results reflect progress in the execution of our strategy and continued momentum with our clients across both divisions

Key Points

Reported results:
−	3Q14 net income attributable to shareholders of CHF 1,025 million and return on equity of 10%
−	9M14 net income attributable to shareholders of CHF 1,184 million and return on equity of 4%

Strategic results:
−	3Q14 net income of CHF 1,115 million and return on equity of 11%
−	9M14 net income of CHF 3,807 million and return on equity of 13%

Private Banking & Wealth Management: Results for strategic businesses reflect continued cost discipline and stable revenues; strong net new assets of CHF 8.8 billion from strategic businesses, with strong growth from emerging markets, particularly Asia Pacific

Investment Banking: Strong fixed income performance, driven by robust client activity; stable equities results and continued momentum in debt and equity underwriting, particularly in IPOs

Efficiency: On track to achieve end-2015 cost reduction target of over CHF 4.5 billion; delivered CHF 3.6 billion of adjusted annualized savings compared to 6M11 run-rate

Wind-down of IB non-strategic unit: Continued progress in winding down non-strategic unit with risk-weighted asset reduction of USD 2 billion and leverage exposure reduction of USD 11 billion

Capital:
−	Look-through BIS CET1 ratio of 9.8% and on track to exceed 10% by year-end, including continued accrual of cash dividend for 2014
−	Look-through Swiss leverage ratio of 3.8% within reach of the 2019 requirement of 4.1%, effective in 2015; targeting approximately 4.5% by the end of 2015

Third quarter 2014 results materials

Video interview with CEO Brady Dougan highlighting the key messages

Audio webcast of the results presentation with CEO Brady Dougan and CFO David Mathers at 09:00 CEST and presentation slides

Full earnings release including quantitative disclosures and time series data

Letter to shareholders from Chairman Urs Rohner and CEO Brady Dougan

Overview of Credit Suisse reporting structure

Credit Suisse and industry acronyms guide listing frequently used acronyms and abbreviations

Follow us on twitter

October 23, 2014 / Page 1

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

Quotes

Brady W. Dougan, Chief Executive Officer, said: “We delivered a good performance, with our strategic businesses generating returns on equity of 11% for the quarter and 13% for the first nine months of this year. During the quarter, our momentum with clients across both divisions remained strong. With a Look-through CET1 ratio of 9.8% at quarter end, we are executing our capital measures and are on track to exceed 10% by the end of the year.”

Commenting on Private Banking & Wealth Management, he said: “Our profitability benefitted from ongoing cost discipline, although margins remain subdued and revenues continue to be impacted by the low interest-rate environment. We generated net new assets of CHF 8.8 billion in our strategic businesses, driven by strong growth in emerging markets, particularly in Asia Pacific. This was partly offset by continued outflows from the Western European cross-border business due to the importance that we have placed on the regularization of our asset base. We saw sustained growth in our ultra-high-net-worth individual lending initiative and increased collaboration revenues across both divisions, which we view as a competitive advantage, particularly with this client segment.”

Commenting on Investment Banking, he said: “Investment Banking’s strategic results reflect substantially increased profitability, improved returns and robust client activity across many of our businesses. Our strong results in fixed income trading, especially in emerging markets and securitized products, and in equity underwriting were driven by significant client transactions. We continued to work towards increasing the capital and cost efficiency of our strategic businesses, reporting a return on regulatory capital of 19% and a cost/income ratio of 69% for the first nine months of this year. We also made further progress in winding down the capital positions in our non-strategic unit.”

On the outlook for the fourth quarter, he said: “We have seen a mixed start to October, with recent market volatility benefitting certain businesses across both divisions, while negatively impacting others. We have a strong advisory and underwriting pipeline, but the pace of execution in the fourth quarter will depend on market conditions.”

This Results Summary contains excerpts from our full 3Q14 Earnings Release that we believe are of special interest to media professionals. A copy of the complete 3Q14 Earnings Release, which has been distributed simultaneously and contains additional important information about our results and operations, is available at www.credit-suisse.com/results.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our investor relations website and public conference calls and webcasts. We intend to also use our investor relations Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts will not be a part of any quarterly earnings releases, financial reports or any other documents that we excerpt in such postings.

October 23, 2014 / Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: October 23, 2014		Credit Suisse Group AG and Credit Suisse AG